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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT

                       under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                                   AWARE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON SHARES, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  05453N-10-0*
                      (CUSIP Number of Class of Securities)
                           (*Underlying Common Stock)

                               MICHAEL A. TZANNES
                             CHIEF EXECUTIVE OFFICER
                                   AWARE, INC.
                              40 MIDDLESEX TURNPIKE
                          BEDFORD, MASSACHUSETTS 01730
                                 (781) 276-4000
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:
                              WILLIAM R. KOLB, ESQ.
                                 FOLEY HOAG LLP
                              155 SEAPORT BOULEVARD
                           BOSTON, MASSACHUSETTS 02210

                            CALCULATION OF FILING FEE

Transaction valuation*                                   Amount of filing fee**
----------------------                                   ----------------------
     $6,770,366                                                 $1,354

*Calculated solely for purposes of determining the amount of the filing fee. This amount assumes that options to purchase 6,521,678 shares of common stock of Aware, Inc. having an aggregate value of $6,770,366 as of February 27, 2003 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing

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model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)
of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

** Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                      Amount Previously Paid:      $1,354

                      Form or Registration No.:    Schedule TO

                      Filing Party:                Aware, Inc.

                      Date Filed:                  March 3, 2003

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to RULE 14D-1.

[X]  issuer tender offer subject to RULE 13E-4.

[ ]  going-private transaction subject to RULE 13E-3.

[ ]  amendment to Schedule 13D under RULE 13D-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


                             INTRODUCTORY STATEMENT

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Aware, Inc. (the "Company") with the Securities and Exchange Commission on March 3, 2003, and amended on March 25, 2003 (the "Schedule TO") to report the results of the offer by the Company to its employees to exchange outstanding options having an exercise price greater than $3.00 per share that were granted under the Aware, Inc. 1996 Stock Option Plan or the Aware, Inc. 2001 Nonqualified Stock Plan (together the "Plans") to purchase shares of the Company's common stock, par value $0.01 per share, for new options that will be granted under the Plans, upon the terms and subject to the conditions set forth in the Offer to Exchange and the Election Form. This Amendment No. 2 is the final amendment to the Schedule TO.


ITEM 4.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

         The offer made by the Company pursuant to the Schedule TO expired at 5:00 p.m. Eastern Time on Tuesday, April 1, 2003. Pursuant to the Offer to Exchange, the Company

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accepted for exchange options to purchase an aggregate of 6,162,952 shares of the Company's common stock, representing 94.5% of the shares subject to options that were eligible to be exchanged under the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will issue new options to purchase an aggregate of up to 3,081,563 shares of the Company's common stock. We will promptly send each option holder whose options have been accepted for cancellation a letter, substantially in the form of Exhibit 99.(a)(5) as filed on March 3, 2003.




                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                AWARE, INC.


                                                By: /s/ Michael A. Tzannes
                                                    ----------------------------
                                                Its: Chief Executive Officer
                                                    ----------------------------

Date:  April 3, 2003


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